     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1997

                                                     REGISTRATION NO.    -
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                               ----------------

                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:

                           THE UNCOMMON VALUES TRUST
                                  1997 SERIES

B. NAME OF DEPOSITOR:

                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY TO:


         LAURIE A. HESSLEIN
          SMITH BARNEY INC.                     MICHAEL R. ROSELLA, ESQ.
        388 GREENWICH STREET                        BATTLE FOWLER LLP
      NEW YORK, NEW YORK 10013                     75 EAST 55TH STREET
                                                NEW YORK, NEW YORK 10022

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                  Indefinite

G. AMOUNT OF FILING FEE:

                            No filing fee required.

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.


  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY STATE.                                                                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION, DATED MAY 19, 1997



                                      LOGO


                                  1997 SERIES

    A Unit Investment Trust

    SMITH BARNEY
    ---------------------------------

    A Member of TravelersGroup [LOGO]

                        The Uncommon Values Trust, 1997 Series
                        is a unit investment trust that offers
                        investors the opportunity to purchase
                        Units representing proportionate
                        interests in a portfolio of   equity
                        securities selected by the Investment
                        Policy Committee, with the assistance of the Research Department, of Smith Barney Inc. as the Trust Portfolio. The value of the Units will fluctuate with the value of the underlying securities and the Trust is not appropriate for investors requiring high current income or conservation of capital. The minimum purchase is $250.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
   BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
   SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
   STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.


   Prospectus dated July  , 1997
   Read and retain this Prospectus for future reference

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF      , 1997+

SPONSOR
 Smith Barney Inc.
INITIAL NUMBER OF UNITS++...............................................
FRACTIONAL UNDIVIDED INTEREST IN TRUST REPRESENTED BY EACH UNIT......... 1/
PUBLIC OFFERING PRICE (per 1,000 Units)
 Aggregate value of Securities in Trust................................. $
                                                                         ======
 Divided by       Units (times 1,000)................................... $
 Plus sales charge of 4.00% of Public Offering Price (4.167% of the net amount invested in Securities)*....................................... $
                                                                         ------
 Public Offering Price per 1,000 Units.................................. $
 Plus the amount per 1,000 Units in the Income and Capital Accounts (see
  Description of the Trust--Income)..................................... $-0-
                                                                         ------
 Total (per 1,000 Units)................................................ $
                                                                         ======
 SPONSOR'S REPURCHASE PRICE AND REDEMPTION PRICE** PER 1,000 UNITS
  (based on value of underlying securities)............................. $

DISTRIBUTIONS
 Distributions of income, if any, will be made on the next to last business day of each year, commencing December 30, 1997, to Holders of record on the immediately prior business day of each year, commencing December 29, 1997 and will be automatically reinvested in additional Units of this Trust at no extra charge unless the Holder elects to receive his distribution in cash. A Final Distribution will be made upon the termination of the Trust.

SPONSOR'S PROFIT ON DEPOSIT......... $
TRUSTEE'S ANNUAL FEE
 $.  per 1,000 Units
 (see Expenses and Charges)
SPONSOR'S ANNUAL FEE
 Maximum of $.25 per 1,000 Units
 (see Expenses and Charges)
RECORD DAY
 The business day immediately prior
 to a Distribution Day.
DISTRIBUTION DAY

 On the next to last business day of each year, commencing December 30, 1997, and upon termination and liquidation of the Trust.

EVALUATION TIME
 9:30 A.M. and 4:00 P.M. New York time on July , 1997 and 4:00 P.M. New York time thereafter.

TRUSTEE AND DISTRIBUTION AGENT
 The Chase Manhattan Bank

MINIMUM VALUE OF TRUST
 The trust indenture between the Sponsor and the Trustee (the "Indenture") may be terminated if the net asset value of the Trust is less than $500,000, un-less the net asset value of Trust deposits has exceeded $50,000,000. In that case, the Indenture may be terminated if the net asset value of the Trust is less than $20,000,000. See Risk Factors, page 3.

MANDATORY TERMINATION OF TRUST
 July 31, 2000 (the "Mandatory Termination Date"), or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.
------------
 + The Initial Date of Deposit. The Trust Indenture was signed and the initial
deposit was made on    , 1997. Valuation of Securities is based on the market
value per share as of    , 1997, as more fully explained in the footnotes to
the Portfolio of the Uncommon Values Trust, 1997 Series. After the 9:30 A.M. evaluation on July , 1997, Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, are valued at the closing sale price or, if, no price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

++ The Sponsor may create additional Units during the offering period of the Trust.

 * The sales charge will be reduced on a graduated scale in the case of quantity purchases. Additionally, sales charges will be reduced each quarter during the first year of the Trust. Commencing October 1, 1997, the maximum sales charge will be 3.00%; commencing January 2, 1998 the maximum sales charge will be 2.00% and commencing April 1, 1998 the sales charge will be 1.00%. See Public Sale of Units--Public Offering Price.

** All redemptions of 50,000 Units or more may, upon request by a redeeming Holder, be made in kind to the Distribution Agent, who will either forward the distributed securities to the Holder or sell the securities on behalf of the redeeming Holder and distribute the proceeds (net of any brokerage commission or other expenses incurred in the sale) to the Holder. See Redemption.

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF      , 1997 (CONTINUED)
  OBJECTIVE OF THE TRUST -- The objective of the Trust is to provide investors with the possibility of capital appreciation through a convenient and cost-
effective investment in a fixed portfolio consisting of shares of the   common
stocks (the "Securities") selected by the Sponsor for the 1997 Trust portfolio (the "Portfolio"). The Sponsor has selected for the Portfolio stocks which it considers to have the best possibility for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Trust. Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

  PORTFOLIO -- The Portfolio contains   common stocks issued by companies
engaged primarily in the following industries:        The       issue is a
foreign issue. Although there are certain risks of price volatility associated with investment in common stocks (particularly with an investment in one or two common stocks), your risk is reduced because your capital is divided among
stocks from   different industry groups. (See Risk Factors.)

  The initial purchase of Securities will not necessarily represent equal dollar amounts of each of the Securities; however, with the initial deposit of Securities, the Sponsor established a proportionate relationship among the number of shares of each stock deposited in the Portfolio. During the 90-day period following the Initial Date of Deposit, the Sponsor may create additional Units by depositing cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase additional Securities maintaining to the extent practicable the original proportionate relationship among the number of shares of each stock in the Portfolio. Replacement Securities may be acquired under specified conditions. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in price or the unavailability of Securities. Any deposits of Securities after the 90-day period must replicate exactly the proportionate relationship among the number of shares comprising the Portfolio at the end of the initial 90-day period, subject to certain events discussed under Administration of the Trust--Trust Supervision. The Sponsor may cease creating Units (temporarily or permanently) at any time. (See Administration of the Trust -- Trust Supervision.)

  RISK FACTORS -- Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in a given issuer's industry, market conditions and values of common stocks generally, and other factors.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF      , 1997 (CONTINUED)

the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trust is not appropriate for investors requiring high current income or conservation of capital. Securities representing approximately % of the value of the Portfolio have been ranked High Risk by the Sponsor's Research Department, described as "low predictability of earnings/dividends; high price volatility".

  If cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities in connection with the issuance of additional Units during the Public Offering Period, there is the risk that the price of a Security will increase between the time of the deposit and the time the Security is purchased resulting in a reduction in the number of shares purchased for the Portfolio. Price fluctuations during the period from the time of deposit of cash to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units, the number of shares of each Security represented by each Unit and the income per Unit received by the Trust. Some of the Securities may have limited trading volume, and, the Trustee with directions from the Sponsor will endeavor to purchase Securities with deposited cash as soon as practicable reserving the right to purchase those Securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust's failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period and cannot be invested in one or more stocks at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of the Trust will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date. (See Description of the Trust -- Risk Factors.)

  Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding shares. Any distributions of income to Holders will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

  Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of Securities from the Portfolio or mean that the Sponsor will not continue to purchase the Security in order to create additional Units. Investors should note in particular that the Securities were selected on the basis of the criteria set forth above under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. In the

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF      , 1997 (CONTINUED)
event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The Sponsor has currently assigned certain rankings to the issuers of Securities based on stock performance expectations and level of risk (see footnote 2 to the Portfolio on page 9). These rankings are subject to change. Securities will not necessarily be sold by the Trust based on a change in rankings, although the Sponsor intends to review the desirability of holding any Security if its ranking is reduced below
3. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

  Investors should note that should the size of the Trust be reduced below the Minimum Value of Trust stated on page 2 the Trust may be terminated at that time by the Sponsor, well before the Mandatory Termination Date of the Trust.

  Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted on page 2 under Sponsor's Profit/Loss on Deposit. The Sponsor's profit or loss on the deposit of Securities largely depends on whether the Securities' prices rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable.

  FOREIGN SECURITIES AND AMERICAN DEPOSITARY RECEIPTS -- The Trust may contain Securities of foreign issuers or American Depositary Receipts ("ADRs") for securities that have been issued by non-United States issuers. These instruments are subject to special considerations in addition to those affecting common stocks of United States issuers. For a discussion of special considerations relating to foreign securities and ADRs, see Description of the Trust -- Risk Factors; Taxes.

  PRIVATE PLACEMENTS; UNDERWRITING -- None of the Securities in the Trust consists of privately-placed common stocks. Except as indicated under Portfolio, the Sponsor has not participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the Securities in the Trust were acquired.

  PUBLIC OFFERING PRICE -- The Public Offering Price per 1,000 Units is equal to the aggregate value of the underlying Securities and any cash held to purchase Securities, divided by the number of Units outstanding times 1,000, plus a sales charge of 4.00%* of the Public Offering Price; this results in a sales charge of 4.167%* of the net amount invested in underlying Securities. Units are offered at the Public Offering Price plus the net amount per Unit in the Income Account (see Public Sale of Units). The minimum purchase is $250. Investors
------------
* This sales charge will be reduced on a graduated scale in the case of quantity purchases. Additionally, sales charges will also be reduced each succeeding quarter during the first year of the Trust, commencing October 1, 1997. See Public Sale of Units -- Public Offering Price.

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF      , 1997 (CONTINUED)
should note that the Public Offering Price of Units varies each business day with the value of the underlying Securities. There is no "par value" for Units.

  INCOME DISTRIBUTIONS -- Distributions of dividends (net of expenses) and any principal received by the Trust will be automatically reinvested in additional Units of the Trust at no extra charge and each Holder of Units will participate unless the Holder elects to receive distributions of dividends or principal, or both, in cash. Holders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Holders who receive cash distributions (see Reinvestment Plan). Distributions are expected to be made on the next to last business day of December of each year, commencing December 30, 1997 to Holders of record on the immediately prior business day. As soon as practicable after termination of the Trust (generally after seven days), the Trustee will distribute to each Unitholder his pro rata share of the amount realized on disposition of the Securities remaining in the Trust plus any other assets then in the Trust, less expenses of the Trust. The other assets of the Trust will include any dividends, interest income and net realized capital gains which have not been distributed. The total distribution may be less than the amount paid for Units.

  MARKET FOR UNITS -- The Sponsor, though not obligated to do so, intends from the commencement of the Trust to maintain a market for Units and continually to offer to purchase Units from Holders desiring to sell them at a price based on the aggregate value of the underlying Securities (see Market for Units). Whenever a market is not maintained, a Holder may be able to dispose of his Units only through redemption (see Redemption).

                                   FEE TABLE

--------------------------------------------------------------------------------
THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES
THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC SALE OF UNITS AND
EXPENSES AND CHARGES. ALTHOUGH THE TRUST IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES.
--------------------------------------------------------------------------------

UNITHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)................................................................. 4.00%
                                                                          ====
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee...........................................................     %
 Maximum Portfolio Supervision, Bookkeeping and Administrative Fees......     %
 Organizational Expenses.................................................     %
 Other Operating Expenses................................................     %
                                                                          ----
    Total................................................................     %
                                                                          ====

UNCOMMON VALUES TRUST, 1997 SERIES
INVESTMENT SUMMARY AS OF    , 1997 (CONTINUED)

                                    EXAMPLE

                                                                  CUMULATIVE
                                                                EXPENSES PAID
                                                                 FOR PERIOD:
                                                               ----------------
                                                                1     2     3
                                                               YEAR YEARS YEARS
                                                               ---- ----- -----
 An investor would pay the following expenses on a $1,000
  investment, assuming the Trust's estimated operating expense
  ratio of .   % in the first year and .   % in succeeding
  years and a 5% annual return on the investment throughout
  the periods................................................. $     $     $

  The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

  The Trust (and therefore the Holders) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to the Trust.

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of The Uncommon Values Trust, 1997 Series:

  We have audited the accompanying statement of financial condition, including the portfolio of The Uncommon Values Trust, 1997 Series, as of , 1997. This financial statement is the responsibility of the Trustee (see note 5 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on
   , 1997, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The
Uncommon Values Trust, 1997 Series as of    , 1997, in conformity with
generally accepted accounting principles.

                                                    KPMG Peat Marwick LLP
New York, New York
      , 1997

                                INVESTORS GUIDE
                     THE UNCOMMON VALUES TRUST, 1997 SERIES

                            Like the Fourth of July,
                        It only happens once each year.

FOR THE PAST TWO YEARS, THE STOCK MARKET HAS POSTED RECORD GAINS. THE QUESTION IS, WHICH STOCKS COULD LEAD THE MARKET A YEAR FROM NOW--OUT OF MORE THAN 1,600 COMPANIES WE FOLLOW? THEY MAY BE AMONG 10-15 STOCKS THAT OUR INVESTMENT POLICY COMMITTEE WILL SELECT FOR THE UNCOMMON VALUES TRUST, 1997 SERIES.

                         HOW WE IDENTIFY UNCOMMON VALUE

The process to select the Uncommon Values Portfolio draws from our extensive capabilities in equity research.

1. As a first step, we ask our analysts to select their "top pick" from each of about 85 industries followed.

2. Then, our Investment Policy Committee analyzes each candidate in view of industry trends, overall market conditions and the economy in general.

Ultimately, they will select 10-15 companies that could add "uncommon value" to your own portfolio.

                              INVESTING MADE EASY

Through the Uncommon Values Trust, 1997 Series, you can take a "portfolio approach"--by investing in a select list of recommendations with one easy purchase. This fixed portfolio of stocks will be held in a unit investment trust with a three year life.

                                PAST PERFORMANCE

Recently, we compared the performance of the Uncommon Values Trusts offered in 1994, 1995 and 1996 to that of the S&P 500 Composite Index* over the same periods of time. These returns are shown in the chart on the following page.

                          AVERAGE ANNUAL TOTAL RETURNS
                        (FROM INCEPTION THROUGH 5/15/97)
                 THE UNCOMMON VALUES TRUSTS, 1994- 1996 SERIES

  SERIES OFFERED                       1994 SERIES 1995 SERIES 1996 SERIES
  Total Return Before Sales Charges       96.78%      44.62%      30.37%
--------------------------------------------------------------------------
  Average Annual Return Before Sales
   Charges                                26.55%      21.75%        --
--------------------------------------------------------------------------
  Total Return After Sales Charges        88.91%      38.84%      25.15%
--------------------------------------------------------------------------
  Average Annual Return After Sales
   Charges                                24.76%      19.13%        --
--------------------------------------------------------------------------
  Total Return S&P 500 Stock Index*      106.53%      59.47%      26.84%
--------------------------------------------------------------------------
  Average Annual Return S&P 500 Stock
   Index*                                 28.69%      28.26%        --


Past performance is no guarantee of future results. Average annual total returns consider price appreciation and the reinvestment of dividends from inception of each trust through 5/15/97. Inception dates for the 1994, 1995 and 1996 Series, respectively, were 7/5/94, 7/6/95 and 7/1/96. Returns for the 1996 Series are not annualized. UCV returns before sales charges assume purchase at Net Asset Value and include trust expenses. UCV returns after sales charges reflect the maximum sales charge of 4.00% and trust expenses. All trust figures assume purchase on the first trade date and reinvestment of dividends into additional units on the payable date. S&P 500 figures assume reinvestment of dividends into additional stocks on each payable date.
* The S&P 500 refers to the S&P 500 Composite Stock Index, a trademark of Standard & Poor's Corporation.

                             KEY INVESTING FEATURES

LOW MINIMUM INVESTMENT

With as little as $250, you can participate in a list of Smith Barney's top equity recommendations for the coming year.

A CONVENIENT AND COST EFFECTIVE PACKAGE

You could assemble the portfolio on your own. Or, you could invest in all of these recommendations with one easy purchase. Dividends will be automatically reinvested or can be paid annually in one convenient check.

LIQUIDITY

Units can be sold at any time, with no sales charge or penalty. The price will reflect the net asset value on the date of sale which may be more or less than the cost.

                            CONSIDER THE ADVANTAGES

If you are a growth-oriented investor, the Uncommon Values Trust offers a unique package that may help you achieve financial goals. Contact your Financial Consultant for more information.

                                 RISK FACTORS:

As with any equity investment, prices will fluctuate and there is no assurance that the portfolio will appreciate, or not depreciate, over the term of the Trust. See the Risk Factor section of this prospectus for additional information.

                          THE UNCOMMON VALUES TRUST,

                                  1997 SERIES

 STATEMENT OF FINANCIAL CONDITION AS OF INITIAL DATE OF DEPOSIT,       , 1997

TRUST PROPERTY
 Investment in Securities:
  Contracts to purchase Securities(1)............................... $
 Organizational costs(2)............................................
                                                                     ----------
    Total...........................................................
                                                                     ==========
LIABILITIES
  Accrued Expenses(2)...............................................
                                                                     ----------
INTEREST OF UNITHOLDERS
            Units of fractional undivided interest outstanding:
  Cost to investors(3).............................................. $
  Less: Gross underwriting commissions(4)...........................
                                                                     ----------
  Net amount applicable to investors................................
                                                                     ----------
  Total............................................................. $
                                                                     ==========

------------
(1) Aggregate cost to the Trust of the Securities listed under Portfolio of The Uncommon Values Trust, 1997 Series, on the Initial Date of Deposit is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio of The Uncommon Values Trust, 1997 Series. See also the columns headed Cost of Securities to Trust. An irrevocable letter of credit in the
    amount of $          has been deposited with the Trustee for the purchase
    of Securities. The letter of credit was issued by       .
(2) Organizational costs to be paid by the Trust have been deferred and will be amortized over the first year of the Trust. Organizational costs have
    been estimated based on projected total assets of $    million. To the
    extent the Trust is larger or smaller, the amount paid may vary.
(3) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(4) Assumes a sales charge of 4.00% of Public Offering Price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(5) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

  PORTFOLIO OF THE UNCOMMON VALUES TRUST, 1997 SERIES ON THE INITIAL DATE OF
  DEPOSIT,       , 1997
 -----------------------------------------------------------------------------

                                                           COST OF
               STOCK  INVESTMENT    NUMBER    PERCENT OF SECURITIES
SECURITIES(1)  SYMBOL RANKING(2) OF SHARES(3) NET ASSETS TO TRUST(4)
-------------  ------ ---------- ------------ ---------- -----------
                                                ------   ----------
                                                100.00%  $
                                                ======   ==========

------------
(1) All Securities are represented entirely by contracts to purchase
    Securities, which were entered into by the Sponsor on     , 1997. All
    contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.
(2) Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).
RISK assesses predictability of earnings/dividends and stock price volatility:

  L (Low Risk): highly predictable earnings/dividends, low price volatility

  M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility

  H (High Risk): low predictability of earnings/dividends, high price volatility

  S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility

  V (Venture): Risk and return consistent with venture capital, suitable only for well-diversified portfolios

PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                    LOW RISK    MODERATE RISK   HIGH RISK    SPECULATIVE
                  ------------- ------------- ------------- -------------
1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

These rankings represent current opinions of Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG Peat Marwick LLP.

(3) Per           Units.

(4) Valuation of Securities by the Trustee was made using the market value per
    share as of the Evaluation Time on     , 1997. On July  , 1997 only, an
    additional valuation of the Securities will be made at 9:30 A.M. New York time applicable for all orders for Units received by the Sponsor prior to such time. Subsequent to the 9:30 A.M. valuation on July , valuation of Securities is based, for Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, on the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

 *Smith Barney usually maintains a market in the securities of this company.
 # Within the last three years, Smith Barney or one of its affiliates was the manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

STRUCTURE AND OFFERING

  This Series of the Uncommon Values Trust (the "Trust") is a "unit investment trust" created under New York law by a Trust Indenture (the "Indenture")* between the Sponsor and the Trustee. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the securities listed under Portfolio (the "Securities") set forth under Investment Summary. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of each Security. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust -- Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units --
 Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified on page 2 on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price will thus vary in the future from that specified on page 2 of this Prospectus. See Public Sale of Units -- Public Offering Price for a complete description of the pricing of Units.

  Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received, except it is expected that indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received and except further that orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. The Sponsor may accept or reject any purchase order in whole or in part.
------------
* To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference.

  The holders ("Holders") of Units will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust -- Amendment and Termination).

THE PORTFOLIO

  The Securities in the Portfolio have been selected by the Investment Policy Committee of the Sponsor, comprised of senior investment analysts, with the assistance of the Research Department. Uncommon Values Unit Trusts have been created in previous years by a predecessor Sponsor. The Sponsor's Research Department is staffed by over 100 investment analysts, who currently follow equities issued by more than 1,600 companies (both domestic and foreign) in 85 industry groups or stock areas of the market. The Stocks included in the Portfolio were selected by the Sponsor as undervalued stocks deemed to have above average appreciation potential over the 12 months following the selection of the portfolio. In arriving at the Trust's portfolio, the Committee evaluated each analyst's top selections based on the Committee's analysis of industry trends, overall market conditions and the current economic environment. The selection is not limited to small, high-growth companies. The investment rankings by Smith Barney normally pertain to an outlook for a 12-18 month period (see footnote 2 to the Portfolio on page 8). In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trust -- Risk Factors. According to Ibbotson Associates, during the period 1925 through 1996, the total return on common stocks averaged over 10.7% a year, as contrasted to 5.1% and 3.7% for long-term and short-term U.S. Treasury securities, respectively, and 3.1% for inflation. Of course, past performance is no guaranty of future results, and results for short-term periods have varied considerably. In addition, the investment return offered by stocks will vary, while government bonds, if held to maturity, offer both a fixed rate of return and return of principal, backed by the full faith and credit of the U.S. government. Each January for the last 14 years, Smith Barney has published a list of the top pick of each of its equity research analysts. The selection for the 1997 Uncommon Values Trust differs both in that it is made in the middle of the year and in that the analysts' selections were screened by the Investment Policy Committee, as described, to arrive at a list of the Portfolio stocks.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including sales charges and expenses of the Trust, because the Portfolio may not be fully invested at all times, the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and not all stocks may be weighted in the initial proportions at all times. Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Advertising and sales literature for the Trust may include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trust -- Accounts and Distributions; -- Trust Supervision). The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust --Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust -- Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Investment Summary --Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Investment Summary -- Minimum Value of Trust (see Risk Factors).

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trust is not appropriate for investors requiring conservation of capital
or high current income. Securities representing approximately     % of the
value of the Portfolio have been ranked High Risk by the Sponsor's Research Department, described as "low predictability of earnings/dividends; high price volatility."

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an "in kind" distribution of the Securities evidenced by their Units if they tender a minimum of 50,000 Units (see Redemption).

  Investors should be aware that the Trust is not a "managed" trust and, as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust in the Investment Summary and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the

Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. (See Administration of the Trust--Trust Supervision.) In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The Sponsor has currently assigned certain rankings to the issuers of Securities based on stock performance expectations and level of risk (see footnote 2 to the Portfolio on page 9). These rankings are subject to change. Securities will not necessarily be sold by the Trust based on a change in rankings, although the Sponsor intends to review the desirability of holding any Security if its ranking is reduced below 3. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period set forth in the Investment Summary, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below $500,000 and deposits of Securities in the Trust have not exceeded $50,000,000 at that time. At any time after deposits in the Trust have exceeded $50,000,000, the Trust may be so terminated if the net asset value of the Trust falls below $20,000,000. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified under Investment Summary.

  Foreign Securities. The Trust may hold Securities of non-U.S. issuers or through ADRs. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from fluctuations in currency exchange rates, revaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolio and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolio as set forth in Administration of the Trust -- Portfolio Supervision.

  On the basis of the best information available to the Sponsor at the present time none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trust, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

  Exchange Rate Fluctuation. In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trust, including those underlying any ADRs held by the Trust, would be payable in the currency of the country of their issuance. However, the Trust will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and the making of Trust distributions, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

  American Depositary Shares and Receipts. American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.

INCOME

  The estimated net annual income per Unit is determined by subtracting from the estimated annual dividend income of the Securities in the Portfolio the estimated annual expenses (total estimated annual Trustee's, Sponsor's and administrative fees and expenses) and dividing by the number of Units outstanding. The actual net annual income per Unit will vary from estimates as the issuers of the Securities change their dividend rates or as the expenses of the Trust change.

  There is no assurance that any dividends will be declared or paid in the future on the Securities.

  Record Days and Distribution Days are set forth under Investment Summary. Income Distributions, if any, will be automatically reinvested in additional Units of the Trust at no extra charge unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts of dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

  The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth below.

  Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). A Holder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Holder purchases his Units). In order for a Holder who purchases Units on the Initial Date of Deposit to determine the fair market value of his pro rata portion of each Security on such date, see Cost of Securities to Trust under Portfolio.

  A Holder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests his dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct his pro rata share of fees and expenses paid by the Trust only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of his adjusted gross income.

  Distributions which are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes but will be eligible for the dividends-received deduction for corporations (other than corporations such as "S" corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax) only to the extent of dividends received from domestic corporations by the Trust.

  The dividends-received deduction is currently 70%. However, Congress from time to time considers proposals to reduce the rate, and enactment of such a proposal would adversely affect the after-tax return to investors who can take advantage of the deduction. Holders are urged to consult their own tax advisers.

  Section 246 and 246A of the Code contain limitations on the eligibility of dividends for the corporate dividends-received deduction (in addition to the limitation discussed above). Depending upon the corporate Holder's circumstances (including whether he has a 45-day holding period for his Units and whether his Units are debt financed), these limitations may be applicable to dividends received by a Holder from the Trust which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, Holders should consult their own tax advisers in this regard. A corporate Holder should be aware that the receipt of dividend income for which the dividends received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  A distribution of Securities by the Trustee to a Holder (or to his agent, including the Distribution Agent) upon redemption of Units (or an exchange of Units for Securities by the Holder with the Sponsor) will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or his agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells his Units or when the Trustee sells the Securities from the Trust. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

  The Trust may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though he were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to withholding tax.

  Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from the Trust will be subject to a withholding tax of 30%, or a lower treaty rate. Holders may be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                    *  *  *

  After the end of each fiscal year, the Trustee will furnish to each Holder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service.

RETIREMENT PLANS

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

  Retirement Plans for the Self-Employed -- Keogh Plans. Units of the Trust may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ("Keogh plans"). Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 25% of annual compensation or $30,000 in a Keogh plan. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally there are penalties for premature distributions from a plan before attainment of age 59 1/2, except in the case of a participant's death or disability and certain other limited circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year.

  Individual Retirement Account -- IRA. Any individual (including one covered by employer retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Trust. Any individual can make a cash contribution to an IRA equal to the lesser of $2,000 or 100% of earned income. A non-working spouse may also establish an IRA and contribute up to $2,000 in cash provided the combined income of both spouses is at least equal to the amount contributed by both spouses to IRAs. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse (in the case of a married individual) participates in a qualified retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual) or $40,000 (in the case of married individuals filing a joint return). Special rules apply in the case of married individuals living together who file separate returns. Generally, there are penalties for premature distributions from an IRA before the attainment of age 59 1/2, except in the case of the participant's death or disability and certain other circumstances.

  SIMPLE Plans. Certain employers that employ not more than 100 employees may establish a savings incentive match plan (a "SIMPLE PLAN"). Participants in a SIMPLE Plan are permitted to contribute up to $6,000 to the Plan on a pre-tax basis and the employer makes either matching contributions not in excess of 3 percent of compensation or non-elective contributions equal to 2 percent of compensation. SIMPLE Plans are subject to distribution rules similar to IRAs, except there is a 25 percent early withdrawal penalty for withdrawals made during the first 2 years of participation. Units of the Trust may be purchased by SIMPLE Plans.

  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan established for employees of a corporation may purchase Units of the Trusts.

PUBLIC SALE OF UNITS

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is computed by adding to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units outstanding, a sales charge of 4.167% thereof. This sales charge is equal to a gross underwriting profit of 4.0% of the Public Offering Price and is subject to change by the Sponsor at any time. For most investors the commissions to purchase and sell the stocks directly would exceed the Trust's 4% sales charge and expenses. Orders for Units received by the Sponsor prior to 9:30 A.M. on July , 1997 (the first day Units will be available to the public) will be made at $1.00 per Unit (including the sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the 9:30 A.M. Evaluation Time on
July   (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price subsequent to 9:30 A.M. on July , 1997 and on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust-- Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges (until October 1, 1997) are as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS*                                             PRICE     INVESTED
----------------                                           ---------- ----------
Fewer than 50,000.........................................   4.000%     4.167%
50,000 but less than 100,000..............................   3.500      3.627
100,000 but less than 250,000.............................   3.000      3.093
250,000 but less than 500,000.............................   2.500      2.564
500,000 but less than 1,000,000...........................   2.000      2.041
1,000,000 or more.........................................   1.500      1.523

  Commencing October 1, 1997 the sales charge will be reduced as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS*                                             PRICE     INVESTED
----------------                                           ---------- ----------
Fewer than 50,000.........................................   3.000%     3.093%
50,000 but less than 100,000..............................   2.625      2.696
100,000 but less than 250,000.............................   2.250      2.302
250,000 but less than 500,000.............................   1.875      1.911
500,000 but less than 1,000,000...........................   1.500      1.523
1,000,000 or more.........................................   1.125      1.138

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* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

  Commencing January 2, 1998, the sales charge will be reduced as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS*                                             PRICE     INVESTED
----------------                                           ---------- ----------
Fewer than 50,000.........................................   2.000%     2.041%
50,000 but less than 100,000..............................   1.750      1.781
100,000 but less than 250,000.............................   1.500      1.523
250,000 but less than 500,000.............................   1.250      1.266
500,000 but less than 1,000,000...........................   1.000      1.010
1,000,000 or more.........................................   0.750      0.756

  Commencing April 1, 1998, the sales charge will be 1.00% of the Public Offering Price for purchases of up to 1 million Units (1.010% of the net amount invested) and will be 0.750% of Public Offering Price for purchases of 1 million Units or more (0.756% of the net amount invested), regardless of the number of Units purchased.

  The holders of units of Uncommon Values, 1996 Series or 1995 Series (the "Prior Series") may exchange units of the Prior Series for Units of the Trust at their relative net asset values, subject to a reduced sales charge of 3.0%. An exchange of units of a Prior Series for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see Exchange and Rollover Privileges). The sales charge applicable to such exchanges will be reduced on a graduated scale, for exchanges of at least 50,000 Units of a Prior Series, as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS*                                             PRICE     INVESTED
----------------                                           ---------- ----------
Fewer than 50,000.........................................   3.000%     3.093%
50,000 but less than 100,000..............................   2.625      2.696
100,000 but less than 250,000.............................   2.250      2.302
250,000 but less than 500,000.............................   1.875      1.911
500,000 but less than 1,000,000...........................   1.500      1.523
1,000,000 or more.........................................   1.125      1.138

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of The Uncommon Values Trust. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  There will be a valuation of Securities only on July , 1997 at 9:30 a.m. New York time applicable for all orders for Units received by the Sponsor prior to such time. Subsequently, valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or NASDAQ National Market System are valued at the closing sales price, or, if no
------------
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1 per Unit and will be applied on whichever basis is more favorable to the investor.

closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge of .5%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

PUBLIC DISTRIBUTION

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

UNDERWRITER'S AND SPONSOR'S PROFITS

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 4.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers in each succeeding quarter during the first year of the Trust, as referred to above).

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges -- Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding (1) the aggregate value of Securities in the Trust, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend and (3) all other assets in the Trust; deducting therefrom the sum of
(a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the salability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust --Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of a redeeming Holder if the Holder tenders at least 50,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption -- Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

  In Kind Distributions on redemption of a minimum of 50,000 Units will be held by The Chase Manhattan Bank, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

  (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

  (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

COMPUTATION OF REDEMPTION PRICE PER UNIT

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- All or some portion of the expenses incurred in establishing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Investment Summary. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Investment Summary. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Investment Summary, may exceed the actual costs of providing supervisory services for this Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year.

In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or wilful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, wilful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below) (which will reduce income distributions from the Account); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

ACCOUNTS AND DISTRIBUTIONS

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive his distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a

Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of record. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

TRUST SUPERVISION

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in the Portfolio any Security if its Investment Rating is reduced below 3 by the Sponsor's Research Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments selected by the Sponsor which will include only the following instruments:

  (i) negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. Treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Security has been eliminated by the Trust and a Replacement Security is deposited, the Trustee shall within five days after the deposit of the Replacement Security notify all Holders of the sale of the Security eliminated and the acquisition of the Replacement Security. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities or, Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities), Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit) or (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

REPORTS TO HOLDERS

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of June in each year (normally within 20 to 60 days), the Trustee will furnish to each person who at any time during the preceding period from July 1 through June 30 (a "Trust Year") was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such Trust Year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such Trust Year; (4) the Redemption Price per Unit based upon the computation thereof made on the thirtieth day of June (or the last business day prior thereto) of such Trust Year; and (5) amounts actually distributed during such Trust Year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

BOOK-ENTRY UNITS

  Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

AMENDMENT AND TERMINATION

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders. The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Investment Summary. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Investment Summary (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder of record within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of this Trust into units of any then outstanding series of Uncommon Values (an "Exchange Series") at their relative net asset values, subject only to a reduced sales load (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in the Trust.

  Holders who retain their Units until the termination of the Trust, may reinvest their terminating distributions into units of a subsequent series of Uncommon Values (the "New Series") provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change his investment strategy and receive his terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units held in street name through Smith Barney Inc. or directly in the name of the Holder, unless the Holder notifies his financial consultant at Smith Barney Inc. or the Trustee, respectively, to the contrary, will be reinvested automatically in additional Units of the Trust at no extra charge pursuant to the Trust's "Reinvestment Plan". If the Holder does not wish to participate in the Reinvestment Plan, the Holder must notify his financial consultant at Smith Barney Inc. or the Trustee at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

TRUSTEE

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SPONSOR

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

MISCELLANEOUS

TRUSTEE

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Stocks deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Stocks, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

SPONSOR

  Smith Barney Inc. ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                     UNCOMMON VALUES
                           -------------------------
                           A Smith Barney Unit Trust

                                1997 SERIES

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statements and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the
Investment Company Act of 1940, and to which reference is hereby made.
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                                     INDEX

            Investment Summary                                   2
            Independent Auditors' Report                         7
            The Uncommon Values Trust, 1997 Series               8
            Portfolio of The Uncommon Values Trust, 1997
             Series                                              9
            Description of the Trust                            10
            Taxes                                               16
            Public Sale of Units                                19
            Market for Units                                    22
            Redemption                                          22
            Expenses and Charges                                24
            Administration of the Trust                         25
            Exchange and Rollover Privileges                    30
            Reinvestment Plan                                   31
            Resignation, Removal and Limitations on Liability   31
            Miscellaneous                                       32

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SPONSOR:                        TRUSTEE:                 INDEPENDENT ACCOUNTANTS:
Smith Barney Inc.               The Chase Manhattan Bank KPMG Peat Marwick LLP
388 Greenwich Street            4 New York Plaza         345 Park Avenue
23rd Floor                      New York, New York 10004 New York, New York 10154
New York, New York 10013        (800) 354-6565
(212) 816-4000

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                       SMITH BARNEY
                       ---------------------------------

                       A Member of TravelersGroup [LOGO]
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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE UNCOMMON VALUES TRUST, 1997 SERIES, NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE
AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
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                                                                       UT 6358E7

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC FILE OR
                                                          IDENTIFICATION NUMBER
                                                          ---------------------
 I.   Bonding Arrangements and Date of Organization of
      the Depositor filed pursuant to Items A and B of
      Part II of the Registration Statement on Form S-6
      under the Securities Act of 1933:                           2-67446
 II.  Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of
      Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:                            8-12324
 III. Charter documents of the Depositor filed as
      Exhibits to the Registration Statement on Form S-
      6 under the Securities Act of 1933 (Charter, By-
      Laws):                                                      2-52898

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

      Smith Barney Inc.                                        13-1912900
      The Chase Manhattan Bank, Trustee                        13-4994650

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 IS COMPRISED OF THE FOLLOWING PAPERS AND DOCUMENTS:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The undertaking to file reports.

    The signatures.

    Written Consents of the following persons:

      KPMG Peat Marwick LLP (included in Exhibit 5.1)
      Battle Fowler LLP (included in Exhibit 3.1)

  The following exhibits:

   *1.1 -- Form of Reference Trust Indenture.
    2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of The
          Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
   *3.1 -- Opinion of counsel as to the legality of securities being issued including their consent to the use of their name under the headings
          "Taxes" and "Miscellaneous --Legal Opinion" in the Prospectus.
   *5.1 -- Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Miscellaneous --Auditors" in the Prospectus.

------------
* To be filed by amendment.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 19th day of May 1997.

                        SIGNATURES APPEAR ON PAGE II-4

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement to do so on behalf of such members.

   SMITH BARNEY UNIT TRUSTS (REGISTRANT)

             SMITH BARNEY INC.
                (DEPOSITOR)

  By the following persons* who constitute a majority of the Board of Directors of Smith Barney Inc.:

Steven D. Black
James S. Boshart III
Robert A. Case
James Dimon
Robert Druskin
Robert H. Lessin
William J. Mills, II
Michael B. Panitch
Paul Underwood

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                              Kevin Kopczynski (As authorized
                                              signatory for Smith Barney Inc.
                                               and Attorney-in-fact for the
                                                   persons listed above)


------------
* Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722, 33-51999 and 333-21047.